UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 6, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT 2019, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-3408191
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – RAGP Apartments, LLC

On September 6, 2019, we directly acquired ownership of a “majority-owned subsidiary,'' RAGP Apartments, LLC (the “Grand Prairie Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $4,275,000, which is the initial stated value of our equity interest in the Grand Prairie Controlled Subsidiary (the “Grand Prairie Investment”). The Grand Prairie Controlled Subsidiary used the proceeds to recapitalize a single multifamily property totalling 247 units and approximately 215,000 rentable square feet located at 3090 Outlet Parkway, Grand Prairie, TX 75052 (the “Grand Prairie Property”).

The Grand Prairie Controlled Subsidiary is managed by Ventures Development Group (“Ventures”). Ventures is a multifamily real estate development company based in Baton Rouge, LA. Ventures has completed over $1 billion in projects, totaling approximately 4,000 units across 8 markets.

Pursuant to the agreements governing the Grand Prairie Investment (the “Grand Prairie Operative Agreements”), our consent is required for all major decisions regarding the Grand Prairie Property. In addition, we are entitled to receive a preferred economic return of 10.50% on our Grand Prairie Investment, with 5.0% paid current in years 1-3, 6.0% paid current in years 4-6, 7.0% paid current in years 7-8, and 8.0% paid current in years 9-10, with the remainder accrued to redemption. In addition, an affiliate of our Manager earned an origination fee of approximately 1.75% of the Grand Prairie Investment, paid directly by the Grand Prairie Controlled Subsidiary.

The Grand Prairie Controlled Subsidiary is expected to redeem our Grand Prairie Investment via sale or refinance by September 6, 2029 (the “Grand Prairie Redemption Date”). In the event that the Grand Prairie Investment is not redeemed by the Grand Prairie Redemption Date, pursuant to the Grand Prairie Operative Agreements, we have the right, in our discretion, to force the sale of the Grand Prairie Property outright. The Grand Prairie Controlled Subsidiary may redeem our Grand Prairie Investment in whole or in part without penalty during the term of the Grand Prairie Investment.

The Grand Prairie Property was recapitalized for an approximate value of $39,750,000. There are no planned renovations or major capital projects.

On May 15, 2016, Ventures closed a senior construction loan with the United States Department of Housing and Urban Development (“HUD”), which will stay in place after the closing the Grand Prairie Investment (“Grand Prairie Senior Loan”). The original Grand Prairie Senior loan featured a 42-year term and 2-years of interest only at a fixed rate of 3.85% plus 0.65% with a loan amount of approximately $28,926,000. At closing, there was approximately 38.7 years remaining with a current loan amount of $28,538,000. Aggregate with the Grand Prairie Senior Loan, the Grand Prairie Investment features a LTV of approximately 82.5% based on the recapitalization value of approximately $39,750,000. The combined LTV ratio is the amount of the Grand Prairie Senior Loan plus the amount of the Grand Prairie Investment, divided by the recapitalization value of the Grand Prairie Property. We generally use LTV for properties that are generating cash flow. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

The Grand Prairie Property features one, three-story building that consists of one-, two-, and three-bedroom residential units. As of June 30, 2019, the property was approximately 95.5% occupied. The property was built in 2017 of concrete slab and wood framing.

The Grand Prairie Property is located in Grand Prairie, TX, a suburb of Dallas-Fort Worth. The submarket presents a strong investment opportunity arising from steady rent growth and a central location in between Dallas and Fort Worth.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT 2019, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: September 13, 2019